FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Battenberg III, J. T.	2. Issuer Name and Ticker or Trading Symbol Delphi Corporation (DPH)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, Chief Executive Officer and President
(Last) (First) (Middle) Delphi Corporation 5725 Delphi Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 24, 2003
(Street) Troy, MI 48098		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	04/24/03		A		144,000	A		692,748(2)	D
Common Stock								3,345	I	(3)
Common Stock								3,830	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option	$8.43	04/24/03		A		960,000		(5)	04/24/13	Common Stock	960,000		960,000	D

Explanation of Responses:

(1) Grant of shares of restricted stock which earn dividend equivalents in the form of additional shares as and when dividends are paid on the issuer's Common Stock and which are subject to vesting over time and forfeiture upon the occurence of certain events. This award will vest in three installments over a five year period, with one third of the amount to vest on each of the first, third and fifth anniversaries of the date of the award.
(2) Includes shares of restricted stock acquired as a result of previously reported awards, dividend equivalents earned through the date of this report on such prior awards, and direct holdings of Common Stock which are not restricted shares.
(3) Shares held in trust under Delphi Stock Savings Plan, State Street Bank as trustee, and invested in the Delphi Stock Fund, an investment option under the 401(k) Plan. Balance is as of March 31, 2003, the date of the last quarterly statement.
(4) Of the total, 2,830 shares are held by a trust for the benefit of the reporting person's parents and 1,000 shares are owned by the mother of the reporting person's spouse and over which such spouse retains a power of attorney. The reporting person disclaims beneficial ownership of these securities.
(5) Option granted under the issuer's Employee Stock Option Plan, which will vest in three equal annual installments beginning on April 24, 2004.

By: /s/ J.T. Battenberg, III, by: Diane L. Kaye, pursuant to Power of Attorney **Signature of Reporting Person	04/25/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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